Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use of our reports dated March 7, 2008 relating to the consolidated financial statements of Brookfield Properties Corporation (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to changes in accounting principles) and the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 7, 2008